April 16, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Scientist Home Future Health Limited

Registration Statement on Form S-1/A

Filed March 27, 2025

File No. 333-283430

To the men and women of the SEC:

On behalf of Scientist Home Future Health Limited, (“we”, “us”, or the “Company”), are responding to comments provided verbally by phone to Mr. Chan Siu Hung, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form S-1/A on March 27, 2025.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis (Summarized)

1. Each exhibit referenced in the table on page 27 should include a corresponding hyperlink.

Company Response:

We have revised accordingly.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 16, 2025

/s/ Chan Siu Hung

Chan Siu Hung

Chief Executive Officer